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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED
PROCESSING
MAR 0 2 2015
WASH. D.C.
194 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

| SEC FILE NUMBER |
| 8- 5 2 6 0 8 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/14___ AND ENDING_12/31/14___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SPEEDROUTE, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| FIRM I.D. NO. |

14 Wall Street, 8th Floor
_____
(No. and Street)

New York   New York   10005
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Paul DeVito   347-809-3176
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fulvio & Associates, LLP   ATTN: John Fulvio, CPA

(Name – *if individual, state last, first, middle name*)

5 West 37th Street, 4th Floor   New York   NY   10018
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

　　　X Certified Public Accountant

　　　　Public Accountant

　　　　Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| |
| |

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____John Paul DeVito_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPEEDROUTE,LLC _____, as of December 31, 2014_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____   _____
                                                                           Signature

                                                                    __CFO/FINOP__
                                                                         Title

_____
            Notary Public

This report ** contains (check all applicable boxes):
- X(a) Facing Page.
- X(b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X(l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPEEDROUTE, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
SpeedRoute, LLC:

We have audited the accompanying statement of financial condition of SpeedRoute, LLC (the "Company") as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. These financial statements are the responsibility of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

Auditor's Responsibility

We conducted our audit in accordance with auditing standards promulgated by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of this financial statement. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of SpeedRoute, LLC as of December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 26, 2015

SPEEDROUTE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$ 991,027
Due from broker	629,000
Commission Receivables	1,562,683
Other assets	2,335
TOTAL ASSETS	**$ 3,185,045**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$ 1,533,638
TOTAL LIABILITIES	1,533,638
Member's equity	1,651,407
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,185,045

The accompanying notes are an integral part of this financial statement.

SPEEDROUTE, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2014

NOTE 1.   ORGANIZATION

SpeedRoute, LLC (the 'Company') is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). Effective, September 28, 2011, there was a change of control and ownership and simultaneously there was a name change form IseRoute, LLC to SpeedRoute, LLC. The Company provides sponsored access and routing execution services to broker-dealers and exchanges. The Company does not service direct customer(s) (retail, institutional or proprietary).

NOTE 2.   FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurement has no material effect on these financial statements.

NOTE 3.   SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Securities transactions (and the related commission revenue and expense) are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables and Credit Policy

Receivables are obligations due from the customer (broker-dealers or exchanges) under terms requiring payments up to thirty days from the previous production month. The Company does not accrue interest on unpaid receivables. Receipts of accounts receivable are allowed to specific invoices identified on the customer remittance advice or, if unspecified, are applied to earliest unpaid invoices. Customer receivables balances with invoice dates that are thirty days old are considered aged, non-allowable and reviewed for delinquency. The carrying amounts of aged receivables are reduced in its entirety. Management concluded that no allowance was necessary at December 31, 2014

NOTE 3.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

The Company maintains cash balances, with financial institutions in amounts which, at times, are more than amounts insured by the Federal Deposit Insurance Corporation. Management monitors the soundness of these institutions and has not experienced any credit losses with them. All of the Company's revenue and receivables are derived from transactions with other Broker Dealers and Exchanges.

NOTE 4.   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $1,455,000 which was $1,352,757 in excess of its required net capital of $102,243. The Company's net capital ratio was 1.05 to 1.

NOTE 5.   RELATED PARTY AND AFFILIATED TRANSACTIONS

The Company is a wholly owned subsidiary of Newer Ventures LLC (the "Parent") and shares common management with the Parent's other wholly-owned subsidiary, PRO Securities, LLC. For the year ended December 31, 2014, SpeedRoute, LLC paid commission expense to Pro Securities, LLC in the amount of $225,000.

NOTE 6.   INCOME TAXES

The Company is not subject to income taxes. The member reports its distributive share of realized income or loss on its own tax return. However, the Company does file tax returns in which it recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is no longer subject to federal or state examinations by authorities for years before 2011.

NOTE 7.   COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as defendant in any lawsuit at December 31, 2014 or during the year then ended.

NOTE 8.   GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at December 31, 2014 or during the year then ended.

NOTE 9.   SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.